      As filed with the Securities and Exchange Commission on June 30, 2000
                                                      Registration No. 333-_____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                INTELLICORP, INC.
             (Exact name of Registrant as specified in its charter)

                DELAWARE                                  94-2756073
     (State or other jurisdiction of                   (I.R.S. employer
      incorporation or organization)                 identification number)

 1975 EL CAMINO REAL WEST, MOUNTAIN VIEW, CALIFORNIA 94040-2216, (650) 965-5500
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                         -------------------------------
                                 KENNETH H. HAAS
                            1975 EL CAMINO REAL WEST
                      MOUNTAIN VIEW, CALIFORNIA 94040-2216
                                 (650) 965-5500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         -------------------------------
                                   Copies to:
                                RICHARD A. PEERS
                      HELLER EHRMAN WHITE & MCAULIFFE, LLP
                              525 UNIVERSITY AVENUE
                        PALO ALTO, CALIFORNIA 94301-1908
                            TELEPHONE: (650) 324-7000
                            FACSIMILE: (650) 324-0638

                                ----------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier registration statement for the same offering. [ ]

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.

                         CALCULATION OF REGISTRATION FEE

                                                  PROPOSED MAXIMUM    PROPOSED MAXIMUM      AMOUNT OF
    TITLE OF EACH CLASS OF       AMOUNT TO BE      AGGREGATE PRICE        AGGREGATE       REGISTRATION
 SECURITIES TO BE REGISTERED      REGISTERED        PER SECURITY       OFFERING PRICE          FEE
 ---------------------------     ------------     ----------------    ----------------    ------------
Common Stock, par value $.001      1,545,002          $2.00(1)           $3,090,004           $816

(1) Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices reported of the Registrant's Common Stock on the Nasdaq Stock Market on June 29, 2000.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this Prospectus is not complete and may be changed. We are not allowed to sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


PROSPECTUS (Subject to Completion) Dated June 30, 2000


                                INTELLICORP, INC.

                        1,545,002 SHARES OF COMMON STOCK.

                                  -------------

        These shares may be offered and sold from time to time by the security holders of the company identified in this Prospectus. See "Selling Stockholders". The selling stockholders acquired 1,545,002 of the shares pursuant to certain Letter Agreements between the Company and Selling Stockholders dated March 30, 1999. The selling stockholders will receive all of the proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will pay the expenses of registration of the sale of the shares.

        On June 28, 2000, IntelliCorp had 18,440,970 shares of its common stock issued and outstanding. Our Common Stock trades on the Nasdaq Stock Market under the symbol "INAI". On June 28, 2000, the closing price for the Common Stock on the Nasdaq Stock Market was $2.06 per share.

                                  ------------

        Beginning on page 5, we have listed "RISK FACTORS" which you should consider. You should read the entire prospectus carefully before you make your investment decision.

                                  ------------

        The Securities and Exchange Commission and state regulatory authorities have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  ------------

                  The date of this Prospectus is ____________.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling security holder is offering to sell, and seeking offers to buy, shares of IntelliCorp, Inc. common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

        In this prospectus, the "company", the "Registrant", "IntelliCorp, Inc.", "we", "us" and "our" refer to IntelliCorp, Inc.

                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an internet site at http://www.sec.gov where certain information regarding issuers (including IntelliCorp, Inc.)
may be found.

        This prospectus is part of a registration statement that we filed with the SEC (Registration No. ______). The registration statement contains more information than this prospectus regarding IntelliCorp, Inc. and its common stock, including certain exhibits and schedules. You can get a copy of the registration statement from the SEC at the address listed above or from its internet site.

                       DOCUMENTS INCORPORATED BY REFERENCE

        The SEC allows us to "incorporate" into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus which update and supersede the information you read in this prospectus. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these shares.

            SEC Filing
         File No. 0-13022                            Period/Filing Date
         ----------------                            ------------------
Annual Report on Form 10-KSB                    Year ended June 30, 1999
Quarterly Reports on Form 10-QSB                Quarter ended September 30, 1999,
                                                Quarter ended December 31, 1999 and
                                                Quarter ended March 31, 2000
Registration Statement on Form 8-A              Filed on October 7, 1983
describing the common stock

You may request a copy of these documents, at no cost, by writing to:

                 IntelliCorp, Inc.
                 1975 El Camino Real West, Mountain View, California  94040-2216
                 Attention: Jerry Klajbor, Chief Financial Officer
                 Telephone: (650) 965-5500

                           FORWARD-LOOKING INFORMATION

        Statements made in this prospectus or in the documents incorporated by reference herein that are not statements of historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A number of risks and uncertainties, including those discussed under the caption "Risk Factors" below and the documents incorporated by reference herein could affect such forward-looking statements and could cause actual results to differ materially from the statements made.

                                ABOUT THE COMPANY

        We develop, market and support live business modeling products for implementing, configuring and integrating packaged applications, and for continuously engineering the enterprise. We have used our expertise in business process modeling, object technology and knowledge-based systems to create products and services for organizations to gain greater benefit from their purchased packaged applications.

                                  RISK FACTORS

        You should consider carefully the following risk factors, along with the other information contained or incorporated by reference in this prospectus, in deciding whether to invest in our securities. These factors, among others, may cause actual results, events or performance to differ materially from those expressed in any forward-looking statements we make in this prospectus.

RISKS RELATING TO MARKET ACCEPTANCE

        The market for our products and solutions is evolving, and our growth in the area of business process management, in particular, depends upon broader market acceptance of business process management and modeling technology. Business process management represents a fundamental shift in the implementation and management of customers' SAP R/3 systems, that, from time to time, may or may not be compatible with implementation methodologies promoted by SAP. One such example of this risk was SAP's shift in the fall of 1998 from the Business Engineer technology (which relied more heavily on modeling technology) to their ASAP(TM) methodology. It took a significant amount of time to effectively integrate our products with the ASAP methodology and to re-position our solutions and their value appropriately in the marketplace. As a result, organizations may choose not to make the investment required to use our business process management tools and solutions for their ERP lifecycle needs.

        In addition, even if these products gain broader market acceptance, a number of other vendors offer competing products. There are also a number of other approaches to business and application modeling, including the use of traditional CASE tools. See "Risks Relating to Competition" below.

        There is no guarantee that the CRM (Customer Relation Management) market will except the Company's CRM solutions, in which market the Company excepts to focus over the next year.

        The market for enterprise application integration tools is well established and is fought over by a number of successful companies. One of LiveInterface's key differentiating characteristics is that it is written in ABAP, an SAP proprietary language, and resides "inside" the R/3 system. The leading competitors typically endorse an ERP-independent approach to application integration, relying on a hub-and-spoke architecture for application communication. Our approach may not be accepted over that provided by other vendors. In addition, sales of our SAP R/3 based products will depend on the acceptance and use by consulting firms and others who assist their customers to implement the complex R/3 system.

        We may not be successful in achieving and sustaining partnerships with third party packaged system vendors or with strategic consulting firms. SAP has formed strategic alliances with other companies to develop R/3 modeling/implementation software packages and SAP itself offers products that include a subset of the capabilities of our products. While we believe that
LiveModel: SAP R/3 Edition offers advantages over competing products in this market, we may not be successful in refocusing our business in the SAP R/3 market. Also, our products may not be able to successfully compete with others in this market. These events could materially and adversely affect our business.

        Our near term sales expectations anticipate a predominant portion of revenues will come from sales of and consulting services related to CRM solutions, as well as from LiveModel: SAP R/3 Edition and LiveInterface, and derivative and associated products. Factors which could impact the level of revenues generated from these products include, but are not limited to:

- the timing and level of market acceptance of the products,

- the timing of market introduction of competing products,

- the timely and successful introduction of new technology enhancements and follow-up products,

- the success of transition of the Company to more of a CRM solutions provider,

- the success of providing consulting services, and

- the success of sales efforts with strategic partners.

RISKS RELATING TO RAPID TECHNOLOGICAL CHANGE

        The market for our products is characterized by:

- ongoing technological developments,

- evolving industry standards,

- rapid changes in customer requirements and increasing customer demands.

        As a result, our success depends upon our ability to continue to:

- enhance our existing products,

- develop and introduce in a timely manner new products that take advantage of technological advances, and

- respond to new customer requirements and demands.

        To the extent our competitors introduce products that fully address customer requirements, our business could be adversely affected. We may not be successful in developing and marketing enhancements to our existing products or new products incorporating new technology on a timely basis. Also, our new products may not adequately address the changing needs of the marketplace. If we are unable to develop and introduce new products, or enhance existing products, in a timely manner in response to changing market conditions or customer requirements or demands, our business will be materially and adversely affected.

        LiveInterface is written in the SAP ABAP programming language. SAP may discontinue or dramatically change the specifications to this language. The competition for expert Windows and ABAP programmers is highly competitive. In addition, customer requirements and technology for the applications integration market is evolving very rapidly. New, follow-on technology and products will be necessary to remain competitive.

        We also rely on license from third parties, such as POET, SAP, Reliant Data Systems and ProUBIS for some of our technology and product functionality. These licensed technologies may not be maintained and/or enhanced by their owners such that they can continue to provide the necessary functionality for our products. For example, the current agreement with Reliant Data Systems requires RDS to provide technical customer support on the technology underlying our LiveTransfer product until October 2000. To extend this period would require a re-negotiation of the current agreement, or we could develop the expertise in-house, or it could find an alternative to this technology from another third party vendor (although none of these options are guaranteed).

RISKS RELATING TO PRODUCT DEVELOPMENT

        Although we have a number of ongoing development projects, the following risks still exist:

- development may not be completed successfully or on time,

- projects may not include the features required to achieve market acceptance,

- enhancements to the product may not keep pace with broadening market requirements.

        From time to time we or our competitors may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycles of our existing products. Such announcements of currently planned or other new products may cause customers to defer purchasing our existing products. In the past we experienced delays in software development, and we may experience further delays in connection with our current product development or future development activities. Delays or difficulties associated with new product introductions or product enhancements could have a material adverse effect on the our results of operations. Software products as complex as those offered by us may contain undetected errors when first introduced or as new versions are released. Such errors may be found in new products after commencement of commercial shipments, resulting in loss of or delay in market acceptance. We have no insurance for this risk.

        We may consider, from time to time, purchasing technology from third parties. However, we may not be able to purchase new technology. Further, if we do acquire new technology, it may also have an adverse impact on our business.

RISKS RELATING ON DEPENDENCE UPON SAP

        We entered into a software license and development agreement with SAP in August 1997. Under this agreement, which includes an extension of the previous development agreement between the companies, we are developing viewing and configuration technology for SAP's software. This agreement also provides a license to SAP for this viewing and configuration technology. SAP has released the viewing technology to its users, and is using LiveModel: SAP R/3 Edition as the authoring environment for the R/3 Reference Model and Industry-Solution (IS) specific models. These actions may affect our product sales and have a negative effect on future revenues.

        In addition, we have subsequently entered into other custom development projects with SAP. The revenues from these development agreements have been one-time in nature. We may not be able to replace these revenues with other customer revenues, if and when these custom projects for SAP cease. There is also no guarantee that SAP will continue to partner with Intellicorp in support of the SAP CRM Solutions Center, which partnership is expected to help generate CRM sales leads for the Company. In addition, SAP may not continue their relationship with us. Termination of the SAP arrangement could materially and adversely affect our financial results.

RISKS RELATING TO COMPETITION

        We believe that our ability to compete depends on factors both within and outside our control, including:

- the timing and success of our newly developed products,

- the timing and success of newly developed products by our competitors,

- product performance and price,

- distribution and customer support.

        We may not be able to compete successfully with respect to these factors.

        The market for our software products has been intensely competitive and characterized by rapid change and frequent introduction of new products. The important competitive factors in the industry are the following:

- acceptance of our products by SAP implementation partners,

- product sophistication, features and reliability,

- product price and performance characteristics,

- ease of understanding and operating the software,

- integration with conventional computing environments and the internet.

        We may not be successful in the face of increasing competition from new products and enhancements introduced by existing competitors and by new companies entering the market.

        Our advantage continues to be our close relationship with the SAP development organization, and continued growth of this relationship is necessary to insure our success in the SAP R/3 and CRM solutions market. This relationship is always at risk based upon our ability to perform the development work desired by SAP and the alternatives available to SAP.

        We are at risk for encroachment into the value provided by LiveModel:
SAP R/3 Edition by SAP's continued improvements to the ASAP Implementation Toolkit. As new capabilities are added to this freely provided component of the SAP R/3 implementation toolset, the value of LiveModel may be jeopardized. We must continue to enhance LiveModel and/or introduce new products that build upon the ASAP Implementation Toolkit to retain and grow our revenues.

        SAP also provides an environment that fosters competition to LiveModel through a published API to the models in their repository. Existing competitors such as IDS Scheer and Micrografix already have access to these APIs, and other modeling tool companies may be interested in entering this market by using API's and their existing or planned products to offer valuable business process modeling capabilities to their customers.

        A major competitor in the SAP business modeling marketplace is IDS Scheer with the ARIS product line which offers broad BPR capabilities.

        Other competitors are expected to enter this business modeling marketplace. In addition, SAP offers the ASAP Implementation Toolkit with a subset of the capabilities of our products.

        The primary competitors to our LiveInterface product today are TSI, IBI and ETI. However, there are numerous other competitors that include data transformation and middleware vendors who have invested in technologies to access data within SAP R/3. Our strategy is to partner with these vendors and to develop follow-on product offerings that result in a more complete solution for the customer.

        TestDirector's primary competitors are Autotester Inc. and SAP. Both companies have test automation tools and test management tool for use in R/3. Both have a close focus on SAP implementations. In additional, SAP's Computer Aided testing Tool (CATT) is delivered free with the R/3 Developers Workbench. We intend to compete with these tools in several ways:

- emphasize integration with LiveModel as a key differentiator which supports process-based testing;

- emphasize the ability of TestDirector to address all of a customer's enterprise systems, not just SAP.

        Many of our current and prospective competitors have significantly greater financial, technical, manufacturing and sales and marketing resources. These companies, as well as other hardware and database software vendors can be expected to develop and market additional competitive products in the future. In addition, a variety of established companies are also building object-oriented products as extension to their existing product lines. These events could have a material adverse effect on the company.

RISKS RELATING TO DEPENDENCE ON KEY PERSONNEL

        We are dependent upon a limited number of key management, technical and sales personnel, the loss of whom would be adverse to our business. In addition, in the future, we may need to replace existing key management, technical, or sales personnel in order to maintain or increase our business. Because of the complexity and breadth of our product line in certain technical areas, we may have only a single employee with appropriate expertise. The loss of any such employee can have the effect of slowing down or halting development with respect to a product until the Company is able to locate and hire another technical person with the requisite expertise.

        In addition, certain management, technical and support personnel are relatively new to the Company, and our success in the future will depend in part on successful assimilation of new personnel. Our future success will depend in part upon our ability to attract and retain highly qualified personnel. We compete for such personnel with other companies, academic institutions, government entities and other organizations. The ability to recruit, on a timely basis, appropriate personnel to staff the various development efforts will be a key factor in the success of those projects.

        If the Company cannot recruit the appropriate personnel and must hire outside consultants to perform this work, our margins may be reduced. We may not be successful in hiring or retaining qualified personnel. It is particularly difficult to hire personnel with SAP expertise. Loss of key personnel or inability to hire and retain qualified personnel could have a material adverse effect on our business and results of operations. From time to time, we have experienced significant turnover in our sales force. We may not be able to reduce this periodic turnover in our sales force and, as a result, we may lose sales opportunities, market share or customers. These events could have a material adverse effect on the company.

RISKS RELATING TO DEPENDENCE ON LOWER MARGIN SERVICE REVENUES

        A significant amount of our revenues has been derived from contract and other services. The operating margins from revenues for such services are substantially lower than the operating margins from revenues for our software products. This disparity principally results from the low cost of materials, royalties and other costs of our software products, as compared with the relatively high personnel costs (including the higher cost of using outside consultants) incurred in providing consulting services.

        In addition, as the proportion of contract and other service revenues increases, the overall margins will decrease accordingly. At this point in time, all of our CRM solution revenue is generated from services. As a result of our reliance on contract and other revenues, our overall operating margins may be lower than those for software companies that do not derive such a significant percentage of revenues from contract and other services. In addition, our operating margins have in the past and may in the future vary significantly as a result of changes in the proportion of revenues attributable to products and services. These events could have a material adverse effect on the company.

RISKS RELATING TO PAST AND POTENTIAL FUTURE LOSSES

        Over the five years ended June 30, 1999, we have experienced aggregate consolidated net losses of over $15,410,000, including a net loss of $6,202,000 for the year ended June 30, 1999. We had a net loss of $4,373,000 for the nine months ended March 31, 2000. We may also have losses in future years. We may not be able to attain and maintain profitability.

        To allow our Common Stock to remain listed for trading on the Nasdaq SmallCap Market, we are required to maintain a minimum capital and surplus of $2,000,000 as well as a closing bid price of at least $1.00 per share. In the past, our capital and surplus have fallen temporarily below the Nasdaq minimum. Significant additional losses could adversely affect our ability to maintain the required minimum capital and surplus in the future. Should our Common Stock be delisted from the Nasdaq SmallCap Market, the trading market for the Common Stock may be adversely affected.

RISKS RELATING TO FUTURE FINANCIAL RESOURCES

        As of March 31, 2000, we had an accumulated deficit of $59.9 million, cash and cash equivalents balance of $2.7 million, a working capital balance of $984,000. Management expects to incur additional losses through at least [calendar year 2000], our available financing resources are comprised of a $2.5 million common stock purchase agreement and a bank credit facility which amounts to the lesser of $3,000,000 or 80% of eligible accounts receivable (approximately $436,000 million available as of March 31, 2000), to fund its cash requirements. If anticipated revenues do not increase, and additional financing, above the available resources, are not available, management plans to further reduce certain planned expenditures to lower our operating costs.

RISKS RELATING TO POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

        Our quarterly revenues and operating results have in the past, and may in the future, vary significantly due to such factors as:

- the length of sales cycles,

- the timing of new product introductions,

- changes in pricing policies by the Company and its competitors,

- market acceptance of new products, and enhanced versions of existing products, and

- the information systems department budgets of its customers.

        Although a significant portion of our revenues in each quarter result from orders received in that quarter, the majority of our expense levels are fixed, based on expectations of future revenues. In addition, a substantial amount of our quarterly revenues have typically been recorded in the third month of the fiscal quarter with a concentration of such revenues in the last half of the month. The timing of the closing of large license agreements increases the risk of quarter to quarter fluctuations. As a result, if revenues are not realized as expected, our operating results will be materially adversely affected. Accordingly, it is likely that we would experience disproportionate declines in our operating results if revenues were to decline. In addition, it is possible that in some future quarter our operating results will be below the expectations of public market analysts and investors. In such event, the price of our Common Stock would likely be adversely affected.

RISKS RELATING TO CONCENTRATED PRODUCT LINE

        We currently derive substantially all of our revenue from LiveModel: SAP R/3 Edition and LiveInterface and related products and services and expects this concentration to continue for the foreseeable future. As a result, any factor adversely affecting the demand for, or pricing of, LiveModel and LiveInterface and related products and services would have a material adverse effect on our business and results of operations. Our future financial performance will depend significantly on the successful development and customer acceptance of new and enhanced versions of our products.

RISKS RELATING TO CUSTOMER CONCENTRATION

        For the first nine months of 2000 and in fiscal 1999, revenues from the sale of products and services to one related party accounted for 18% and 21%, respectively, of total revenue. The level of revenues received from this customer may not continue in future periods. In addition, certain customers may account for a significant portion of net revenues in a particular quarter, which may lead to significant variations in quarterly results.

RISKS RELATING TO NEED FOR CHANNEL PARTNERS

        In order to reach higher levels of revenue and sustainable growth, we may need channel partners for the sale, distribution and co-marketing of our products. Such partners may include:

- SAP,

- consulting firms,

- systems integrators,

- traditional software distributors or hardware or software companies with established distribution channels.

        We have an agreement with some global SAP Implementation Partners to promote or to utilize our LiveModel: SAP R/3 Edition, as well as its Live Interface product. These channel partners are instrumental in gaining acceptance of our modeling tools both for their consulting methodology as well as by their customers for continuing operating requirements.

        We may not be able to achieve significant sales through our global implementation partner relationships. Also, we may not be successful in establishing additional channel partner arrangements, and even if such relationships are established, they may not prove to be commercially successful. In addition, our partners may utilize their relative size or financial strength to our disadvantage. These events could have a material adverse effect on the company.

RISKS RELATING TO MANAGING A CHANGING BUSINESS

        Since its inception, we have experienced changes in our operations which have placed significant demands on our administrative, operational and financial resources. Our future performance will depend in part on our ability to manage change, both in our domestic and international operations, and to adapt our operational and financial control systems as necessary to respond to changes in our business. The failure of our management to effectively respond to and manage changing business conditions could have a material adverse effect on our business and results of operations.

INTERNATIONAL OPERATIONS RISKS

        Approximately 39% of our net revenues for the first nine months of 2000 and 32% of our net revenues for the fiscal year ended June 30, 1999 and 28% of our net revenues for the fiscal year ended June 30, 1998 were attributable to international sales. Most international revenues to date have been derived from license revenues. We currently offer local language versions of our products. Although we intend to offer additional localized product releases in the future, such releases may not be successfully developed or, if developed, they may not achieve market acceptance.

        We face certain risks as a result of international sales. Our results could be affected adversely by short-term fluctuations in currency exchange rates. Additionally, our international operations may be affected by changes in demand resulting from long-term changes in interest and currency exchange rates. We are also subject to other risks associated with international operations, including:

- tariff regulations and requirements for export licenses, particularly with respect to the export of certain technologies, which may on occasion be delayed or difficult to obtain,

- unexpected changes in regulatory requirements,

- longer accounts receivable payment cycles,

- difficulties in managing international operations,

- potentially adverse tax consequences,

- economic and political instability,

- restrictions on repatriation of earnings,

- the burdens of complying with a wide variety of foreign laws, and

- patterns of customers' staff vacations, especially in Europe, that may reduce our earnings in the first quarter.

        In addition, the laws of certain countries do not protect our products and intellectual property rights to the same extent as do the laws of the United States. Such factors may have an adverse effect on our future international sales and, consequently, on our business and results of operations. With the exception of limited patent protection in Canada, we have no patents protecting our products in foreign markets.

RISKS RELATING TO PROPRIETARY INFORMATION

        We regard our software as proprietary and attempt to protect it by relying upon copyrights, trade secret and patent laws and contractual nondisclosure safeguards as well as restrictions on transferability that are incorporated into its software license agreements. We license our software products to customers rather than transferring title. In spite of these precautions, it may be possible for competitors or users to copy aspects of our products or to obtain information which we regard as trade secrets without authorization, or to develop similar technology independently.

        In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. We license LiveInterface in a machine-independent form for users to install into their SAP R/3 systems. This practice increases the possibility of misappropriation or other misuse of our products. We have not required end-users of Kappa-PC (a PowerModel product) and
LiveModel: SAP R/3 Edition (and derivative editions), LiveAnalyst and LiveInterface to sign license agreements. Instead, the license agreement for these products is included in the product packaging, and the packaging explains that by opening the seal the user is agreeing to the terms of the license agreement. It is uncertain whether "Shrink-wrap" license agreements of this type are legally enforceable.

        Our first three patents, relating primarily to knowledge-based technology, were issued between June 1987 and May 1990. Our fourth patent with respect to certain technologies integrated in its PowerModel product was issued in May 1994. However, further patents may not be issued with respect to our products, and existing patent and copyright laws afford us only limited practical protection. Although we believe that our products and technology do not infringe on any existing proprietary rights of others, there exist several patents with claims that might extend to our products, which, together with the growing use of patents to protect software, has increased the risk that third parties may assert infringement claims against us in the future. Any such claims, with or without merit, could result in costly litigation or might require us to enter into royalty or licensing agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to us or at all. We do not have insurance to cover the risk of infringement claims.

        In view of the rapid rate of technological change in the areas in which we do business and the uncertainty of the scope of the protection afforded by copyright and patent laws, we do not believe that copyrights or patents will be of major competitive advantage to us. Rather, we believe that we must rely primarily on the technical competence and creative ability of our personnel to improve and update our software products and create additional products in order to be successful.

RISKS RELATING TO STOCK PRICE

        The trading price of our Common Stock is subject to wide fluctuations in response to:

- variations in our actual or anticipated quarterly operating results,

- announcements of our new products or technological innovations or those of our competitors, and

- general conditions in the industry.

        In addition, our stock and the securities of high technology companies generally have experienced extreme price and volume trading volatility in recent years. This volatility may have a substantial effect on the market prices of securities of many high-technology companies for reasons unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our Common Stock.

        Sales or issuance of substantial amounts of our Common Stock by the holders of our preferred stock or warrants or others in the future could adversely affect the market price of the our Common Stock.

        Almost all of the outstanding shares of our Common Stock are eligible for sale in the public market. In addition, the holders of stock options could exercise their options and sell the vested shares in the public market.

                                 USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders.

                              SELLING STOCKHOLDERS

        The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock by the Selling Stockholders as of June 16, 2000 and as adjusted to reflect the sale by Selling Stockholders of shares offered by this Prospectus. The Company had 18,475,032 shares of Common Stock issued and outstanding as of June 16, 2000.


                                    Common Stock                               Common Stock
                                 Beneficially Owned                         Beneficially Owned
                                  Prior to Offering                         After Offering(1)
                                ----------------------     Common Stock     ------------------
           Holder                 Number       Percent      to be Sold       Number    Percent
           ------               ---------      -------     ------------     ---------  -------
Wechsler & Co., Inc.(1).....    4,198,395       18.5%         771,669       3,426,726    15.6%

ICI American Holdings, Inc.(2)    682,561        3.6%         154,667         527,894     2.8%

Zeneca Holdings, Inc.(3)....      443,664        2.3%         100,533         343,131     1.8%

Delaware State Employees
Retirement Fund(4)..........    2,286,578       11.0%         518,133       1,768,445     8.7%
                                ---------       ------      ---------       ---------   ------
Total                           7,611,198       29.2%       1,545,002       6,066,196    24.7%


----------

(1) Includes 1,007,109 shares of Common Stock held by Wechsler & Company, Inc., of which Mr. Wechsler is the Chairman of the Board, President, and principal shareholder, 60,000 shares of Common Stock held by Mr. Wechsler's spouse, 5,000 shares of Common Stock held by a trust for the benefit of Mr. Wechsler's minor son, 26,101 shares of Common Stock held by Waco Partners, of which Mr. Wechsler is the managing general partner, outstanding options to purchase 35,000 shares granted to Mr. Wechsler under the 1991 Nonemployee Directors Stock Option Plan which were exercisable as of June 16, 2000, and 3,100,185 shares of Common Stock, deemed beneficially owned by Mr. Wechsler, including 764,426 shares issuable upon conversion of Preferred Stock and 470,000 shares issuable upon exercise of warrants.

(2) Includes 500,000 shares of common stock issuable upon conversion of Preferred Stock.


(3) Includes 325,000 shares of common stock issuable upon conversion of Preferred Stock.

(2) Includes 1,675,,000 shares of common stock issuable upon conversion of Preferred Stock.

                              PLAN OF DISTRIBUTION

        All or a portion of the Shares of Common Stock offered hereby by the Selling Stockholders may be delivered and/or sold in transactions from time to time on the over-the-counter market at prices prevailing at the time, at prices related to such prevailing prices or at negotiated prices and/or may also be used to cover any short positions previously established. The Selling Stockholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders. The Selling Stockholders and any broker-dealers that participate in the distribution may under certain circumstances be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by such broker-dealers and any profits realized on the resale of Shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Stockholders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act. In addition, the Company has agreed to indemnify the Selling Stockholders with respect to the Shares offered hereby against certain liabilities, including, without limitation, certain liabilities under the Securities Act.

        Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Stockholders (and, if they act as agent for the purchaser of such Shares, from such purchaser). Broker-dealers may agree with the Selling Stockholders to sell a specified number of Shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the Selling Stockholders, to purchase as principal any unsold Shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholders. Broker-dealers who acquire Shares as principal may thereafter resell such Shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such Shares commissions computed as described above.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale of shares may not simultaneously engage in market making activities with respect to the common stock of the company for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling security holders will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of the company's common stock by the selling security holders.

        Each Selling Stockholder will pay all commissions, transfer taxes and other expenses associated with the sale of securities such Selling Stockholder. The Shares offered hereby are being registered pursuant to contractual obligations of the Company, and the Company has paid the expenses of the preparation of this Prospectus. The Company has not made any underwriting arrangements with respect to the sale of Shares offered hereby.

                                  LEGAL MATTERS

        The validity of the shares offered hereby will be passed upon for the Company by Heller Ehrman White & McAuliffe, LLP, Palo Alto, California, counsel to the Company in connection with the offering.

                                     EXPERTS

        The consolidated financial statements of IntelliCorp, Inc. appearing in IntelliCorp, Inc's. Annual Report (Form 10-KSB) for the year ended June 30, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission
   Registration Fee............................................     $   816
Legal fees and expenses........................................     $10,000
Accounting fees and expenses...................................     $ 8,000
Nasdaq Listing Fee.............................................     $17,500
Miscellaneous .................................................     $   684
                                                                    -------
        TOTAL:  ...............................................     $36,940
                                                                    =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The registrant has the power to indemnify its officers and directors against liability for certain acts pursuant to Section 145 of the General Corporation Law of the State of Delaware. Section A of Article Ninth of the registrant's Certificate of Incorporation provides:

        1. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended, (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment) against all expense, liability and loss (including attorneys' fees, judgments, fines, Employee Retirement Income Security Act of 1974 excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

        2. Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

        3. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

ITEM 16. EXHIBITS

 Exhibit                            Description
 -------                            -----------
   5             Opinion of Heller Ehrman White & McAuliffe, LLP
  10.1           Form of the Letter Agreement dated March 30, 1999
  23.1           Consent of Heller Ehrman White & McAuliffe, LLP (filed as part of
                 Exhibit 5)
  23.2           Consent of Ernst & Young LLP, Independent Auditors

ITEM 17. UNDERTAKINGS

        A. The undersigned registrant hereby undertakes:

                (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement,

                        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs A(1)(i) and A(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registrations statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on this 30th day of June, 2000.

                                       INTELLICORP, INC.


                                       By: /s/ Kenneth H. Haas
                                          --------------------------------------
                                           Kenneth H. Haas
                                           President and Chief Executive Officer

                                POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kenneth H. Haas and Jerry Klajbor, or either of them, as her or his attorney in fact, to sign any amendments to this Registration Statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


/s/ Kenneth H. Haas                       Director and President (Principal         June 30, 2000
----------------------------              Executive Officer)
Kenneth H. Haas


/s/ Jerry Klajbor                         Chief Financial Officer and               June 30, 2000
----------------------------              Secretary (Principal Financial
Jerry Klajbor                             and Accounting Officer)


/s/ Katharine C. Branscomb                Director                                  June 30, 2000
----------------------------
Katharine C. Branscomb


/s/ Norman J. Wechsler                    Director                                  June 30, 2000
----------------------------
Norman J. Wechsler


/s/ Arthur W. Berry                       Director                                   June 30 2000
----------------------------
Arthur W. Berry


/s/ Robert A. Lauridsen                   Director                                  June 30, 2000
----------------------------
Robert A. Lauridsen

                                INTELLICORP, INC.

                                Index to Exhibits


                                                                      Sequentially Numbered
   Exhibit                          Description                               Pages
   -------                          -----------                       ---------------------
      5         Opinion of Heller Ehrman White & McAuliffe, LLP

     10.1       Form of the Letter Agreement dated March 30, 1999

     23.1       Consent of Heller Ehrman White & McAuliffe, LLP
                (filed as part of Exhibit 5)

     23.2       Consent of Ernst & Young LLP, Independent Auditors